
07006527

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53216

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fairview Capital Ventures, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

499 Bonum Road
(No. and Street)

Lake Wylie (City) South Carolina (State) 29710 (Zip Code)



SEC MAIL PROCESSING SECTION
RECEIVED
MAR 0 7 2007
WASH. DC
213

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Pamela K. Furr 803-831-8142
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kenneth E. Hester, CPA
(Name – *if individual, state last, first, middle name*)

238 Blucher Circle (Address) Lake Wylie (City) South Carolina (State) 29710 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 1 1 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Pamela K. Furr, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fairview Capital Ventures, LLC, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Pamela K. Furr
Signature

President
Title

Sandra K. Lindley
Notary Public
My Comm. Expires: 12-10-10

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FAIRVIEW CAPITAL VENTURES, LLC

Financial Statements and Supplemental Schedule

December 31, 2006 and December 31, 2005

(with Independent Accountants' Report thereon)

Kenneth E. Hester, CPA

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Member
Fairview Capital Ventures, LLC

We have audited the accompanying balance sheets of Fairview Capital Ventures, LLC (the "Company") as of December 31, 2006 and 2005, and the related statements of operations, member's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fairview Capital Ventures, LLC as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplemental Schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole. Pursuant to Rule 17a-5(j) of the Securities Exchange Act of 1934 no material inadequacies were found.

Kenneth E. Hester, CPA

Lake Wylie, South Carolina
February 27, 2007

FAIRVIEW CAPITAL VENTURES, LLC

Balance Sheets

December 31, 2006 and 2005

	2006	2005
Assets		
Cash	$14,016	$12,831
Marketable securities	61,887	-
Computer equipment, at cost, net of accumulated depreciation of $836 and $243, respectively	1,903	1,214
Prepaid assets	825	825
Total assets	$78,631	$14,870
Member's Equity		
Member's equity	$78,631	$14,870

See accompanying notes to financial statement.

FAIRVIEW CAPITAL VENTURES, LLC

Statements of Operations

For the Years Ended December 31, 2006 and 2005

	2006	2005
Operating income consisting of business advisory fees	$32,689	$21,967
Operating expenses:		
Depreciation	593	243
License and insurance	2,146	1,490
Office supplies, printing and postage	1,622	905
Professional fees	1,250	2,500
Telephone, utilities, and internet access	3,099	1,793
Legal fees	-	108
Consulting fees	14,527	11,195
Meals and entertainment	2,690	-
Pension plan costs	340	-
Rent	1,050	-
Continuing education and conferences	1,054	-
Repairs and maintenance	891	-
Travel	1,702	-
Other	667	647
Total operating expenses	31,631	18,881
Net income from operations	1,058	3,086
Other income (loss)		
Loss on disposal of computer equipment	-	(1,487)
Unrealized loss on marketable securities	(15,297)	-
Net income (loss)	$(14,239)	$1,599

See accompanying notes to financial statement.

FAIRVIEW CAPITAL VENTURES, LLC

Statements of Member's Equity

For the Year Ended December 31, 2006 and 2005

Balance at December 31, 2002	$8,652
Net loss	(6,435)
Member contributions	6,780
Balance at December 31, 2003	8,997
Net loss	(7,726)
Member contributions	7,000
Balance at December 31, 2004	$8,271
Net income	1,599
Member contributions	5,000
Balance at December 31, 2005	$14,870
Net loss	(14,239)
Member contributions	78,000
Balance at December 31, 2006	$78,631

See accompanying notes to financial statements.

FAIRVIEW CAPITAL VENTURES, LLC

Statements of Cash Flows

For the Years Ended December 31, 2006 and 2005

	2006	2005
Cash flows from operating activities:		
Net income (loss)	$(14,239)	$1,599
Adjustments to reconcile net loss to net cash used in operating activities:		
Increase in prepaid assets	-	(824)
Depreciation	593	243
Unrealized loss on marketable securities	15,297	
Loss on disposal of computer equipment	-	1,487
Net cash generated (used) in operating activities	1,651	2,505
Cash flows from investing activities:		
Purchase of marketable securities	(77,184)	-
Purchases of computer equipment	(1,282)	(1,458)
Cash flows from financing activities consisting of member contributions	78,000	5,000
Net change in cash	1,185	6,047
Cash at beginning of period	12,831	6,784
Cash at end of period	$14,016	$12,831

See accompanying notes to financial statements.

FAIRVIEW CAPITAL VENTURES, LLC

Notes to Financial Statements

(1) **Description of Business and Summary of Significant Accounting Policies**

Business
Fairview Capital Ventures, LLC (the "Company"), which has been in business since 2000, offers business advisory services and specializes in the private placement of securities. The Company is registered as a broker-dealer with the National Association of Securities Dealers ("NASD") in North Carolina and South Carolina. The Company is subject to net capital and other regulations of the U.S. Securities and Exchange Commission ("SEC").

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP") and to general practices within the broker-dealer industry. The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from these estimates.

Revenue Recognition
Business advisory fees are recorded as services are performed.

Computer Equipment
Computer equipment is reported at cost less accumulated depreciation. Depreciation is computed by the straight-line method over the useful lives of the assets (three years).

Income Taxes
The Company was organized as a limited liability corporation. As a result, the tax consequences of the Company's operations all pass through to the member. Accordingly, the Company's financial statements do not include a provision for income taxes.

(2) **Related Party Transactions**
During 2005, the Company paid $11,046 to Furr Traders, Inc. for consulting fees. During 2006, the Company paid $4,565 to Furr Traders, Inc. for consulting fees. Also during 2006 the Company paid $9,982 in consulting fees and $1,050 in rents to the managing member.

(3) **Marketable Securities**
Cost and fair value of marketable equity securities at December 31, 2006 and 2005 are as follows:

Available for Sale Securities	2006	2005
Equity securities:		
Fair Value	$61,887	$ -
Total losses in accumulated other income	(15,297)	$ -

(4) **Pension and Profit Sharing Plan**

The Company sponsors a defined contribution profit sharing plan pursuant to section 401(k) of the Internal Revenue Code. Employees are eligible to participate immediately in the plan. Company contributions to the plan are discretionary. There were no contributions to the plan during 2006 and 2005. The Company paid $340 in 2006 and $0 in 2005 for pension plan administration.

(5) **Net Capital Requirement**

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2006, the Company had net capital of $59,646, which was $54,646 in excess of its required net capital of $5,000. The Company's net capital ratio was .00 to 1.

SUPPLEMENTAL

SCHEDULE

FAIRVIEW CAPITAL VENTURES, LLC

Supplement Schedule

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2006

Computation of Net Capital:

Total assets	$78,631
Aggregate indebtedness	-
Net assets	78,631
Non-allowable assets	2,728
Tentative net capital	75,903
Haircuts	-16,257
Net capital	59,646
Minimum net capital	5,000
Excess net capital	$54,646

Aggregate indebtedness to net capital ratio:

Aggregate indebtedness	$ -
Net capital	$59,646
Ratio	.00 to 1

There was no significant difference between net capital as computed by the Company (included in Part II of its FOCUS report as of December 31, 2006) and the amount computed above.

Kenneth E. Hester, CPA

Independent Accountants' Report on Internal Control Procedures

To the Member
Fairview Capital Ventures, LLC

In planning and performing our audit of the financial statements and supplemental schedule of Fairview Capital Ventures, LLC (the "Company"), the year ended December 31, 2006, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governor of the Federal Reserve System. \

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to access the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's ("SEC") above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any

evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure element does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the use of the Member, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kenneth E. Hester, CPA

Lake Wylie, South Carolina
February 27, 2007

END